

Mail Stop 3561

October 28, 2005

VIA INTERNATIONAL MAIL AND FAX (972)-3-925-2222
Ms. Tal Payne
Vice President, Finance
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Peta Tikva 49130 Israel

      Re: Gilat Satellite Networks Ltd.
            Form 20-F for Fiscal Year Ended December 31, 2004
            Filed March 18, 2005
            File No. 0-21218

Dear Ms. Payne:

      We have reviewed your supplemental response letter dated October 17, 2005, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 23, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004

Revenues, page 52

1. Please refer to prior comment 1. We understand that the "milestones relate to the pace at which the government subsidy is released" to you. Please confirm to us that the receipt of the subsidy is not conditioned on meeting the milestones.

2. Please confirm to us that the government subsidy is for the term of the contract. Tell us the difference between the "life of each operational site" and "life of the project" as referenced in your response. Also, tell us whether the term of the contract is over the "life of each operational site" or "life of the project."

3. Please tell us the nature and the amount of the establishment and network set-up costs capitalized. Also, tell us your basis in the accounting literature for the capitalization of these costs and your depreciation policy.

Note 10. Restructuring of Debts, page F-43

4. Please refer to prior comment 2. Please confirm to us that the accrued interest of $16 million was included in the calculation of the present value of the cash flows of the old loan for purposes of applying the 10% test. Also, tell us what the accounting impact on the financial statements would have been if the debt instruments were *not* substantially different.

5. In November 2003, you recognized a gain of $58.6 million related to the conversion of New Notes issued in March 2003. Also, it appears that the noteholders became your shareholders as a result of the March 2003 arrangement. Please tell us why the gain was not credited to paid-in capital.

6. Please refer the last paragraph on page 50. Tell us how you recorded the estimated future interest payments in your financial statements and the basis for your accounting. Also, tell us the related amounts recognized.

*   *   *   *

Please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

c.c. Steven J. Glusband (via FAX at 212-732-3232)